SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 13, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q12 results

São Paulo, August 10, 2012 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the second quarter 2012 (2Q12). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2011.

SBSP3: R$ 89.78 / share SBS: US$ 88.98 (ADR=2 shares) Total shares: 227.836.623 Market Value: R$ 20 billion Closing Price: 08/10/2012

1. Financial highlights

								R$ million
	2Q11	2Q12	Var. (R$)%		1H11	1H12	Var. (R$)%
(+) Gross operating revenue	1,985.4	2,048.6	63.2	3.2	3,975.2	4,237.9	262.7	6.6
(+) Construction revenue	498.5	577.8	79.3	15.9	948.7	1,128.7	180.0	19.0
(-) COFINS and PASEP taxes	144.1	151.4	7.3	5.1	289.5	313.9	24.4	8.4
(=) Net operating revenue	2,339.8	2,475.0	135.2	5.8	4,634.4	5,052.7	418.3	9.0
(-) Costs and expenses	1,253.0	1,286.8	33.8	2.7	2,681.0	2,621.6	(59.4)	(2.2)
(-) Construction costs	486.3	565.5	79.2	16.3	925.7	1,104.9	179.2	19.4
(+) Equity Results	(1.2)	(1.3)	(0.1)	-	(2.3)	(3.0)	(0.7)	-
(=) Earnings before financial expenses (EBIT*)	599.3	621.4	22.1	3.7	1,025.4	1,323.2	297.8	29.0
(+) Depreciation and amortization	176.2	177.0	0.8	0.5	404.3	363.5	(40.8)	(10.1)
(=) EBITDA**	775.5	798.4	22.9	3.0	1,429.7	1,686.7	257.0	18.0
(%) EBITDA margin	33.1	32.3			30.8	33.4
Net income	479.6	292.8	(186.8)	(38.9)	662.4	784.7	122.3	18.5
Earnings per share (R$)	2.11	1.29			2.91	3.44

(*) Earnings before interest and taxes

(**) Earnings before interest, taxes, depreciation and amortization

In 2Q12, net operating revenue reached R$ 2.5 billion, a 5.8% growth compared to 2Q11. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 6.5% over 2Q11. EBIT grew 3.7%, from R$ 599.3 million in 2Q11 to R$ 621.4 million in 2Q12. EBITDA increased 3.0%, from R$ 775.5 million in 2Q11 to R$ 798.4 million in 2Q12. The EBITDA margin was 32.3% in 2Q12 in comparison to 33.1% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 41.4% in 2Q12 (41.5% in 2Q11).

Comparing 2Q12 to 2Q11, the main variation was at the “Exchange rate variation on loans and financing”. This non cash effect was due to the depreciation of the Real versus US Dollar and Japanese Yen of 10.9% and 14.6%, respectively.

Excluding the effect from the exchange rate variation and its taxes, net income in 1H12 would have reached R$ 865.6 million (R$ 567.8 million in 1H11). 2Q12 net income would have reached R$ 478.7 million (R$ 430.6 million in 2Q11), corresponding to an 11.2% increase.

The EBITDA margin in 1H12 was 33.4% (30.8% in 2011). Excluding construction revenues and construction costs, the EBITDA margin was 42.4% (38.2% in 2011).

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 1,985.4 million in 2Q11 to R$ 2,048.6 million in 2Q12, an increase of R$ 63.2 million or 3.2%. The main factors for this result were: the increase of 1.4% in total billed volume, and the tariff adjustment of 6.83% as of September 2011.

The less-than-expected growth was due to: the conclusion of the implementation of TACE(1) services in municipalities in the interior region, which led to greater billing speed and reduced water bill reception times. There was also a decline in the number of days whose unbilled supply is estimated (revenue estimate). As a result, billing reflected the sales upturn and the tariff increase, but unbilled revenue estimates, which also comprise operating revenue, were lower than the estimates for previous periods.

Excluding this non-recurring event, operating revenue would have grown by 7.8%.

(1) TACE (External Commercial Service Technician) – allows the metering and issuing of water and sewage bills immediately at the client’s door. Consumers can ask questions more conveniently. The technician can also issue a copy of the bill, request repairs, provide water saving tips and make changes to the clients’ registration.

3. Construction revenue

In 2Q12, construction revenue grew from R$ 498.5 million to R$ 577.8 million, an increase of R$ 79.3 million or 15.9%, comparing to 2Q11. This variation was mainly due to higher investments in the period.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 2Q11, 2Q12, 1H11 and 1H12.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%
Residential	366.7	371.5	1.3	301.2	307.0	1.9	667.9	678.5	1.6
Commercial	41.8	42.6	1.9	39.2	39.7	1.3	81.0	82.3	1.6
Industrial	9.8	9.3	(5.1)	10.1	10.6	5.0	19.9	19.9	-
Public	13.8	14.1	2.2	10.9	10.9	-	24.7	25.0	1.2
Total retail	432.1	437.5	1.2	361.4	368.2	1.9	793.5	805.7	1.5
Wholesale	74.2	73.8	(0.5)	6.7	7.2	7.5	80.9	81.0	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	506.4	511.4	1.0	368.1	375.4	2.0	874.5	886.8	1.4
	1H11	1H12%		1H11	1H12%		1H11	1H12%
Residential	740.1	756.1	2.2	604.8	622.3	2.9	1,344.9	1,378.4	2.5
Commercial	83.1	85.6	3.0	77.5	79.4	2.5	160.6	165.0	2.7
Industrial	19.2	18.9	(1.6)	20.0	20.9	4.5	39.2	39.8	1.5
Public	26.0	27.2	4.6	20.4	21.0	2.9	46.4	48.2	3.9
Total retail	868.4	887.8	2.2	722.7	743.6	2.9	1,591.1	1,631.4	2.5
Wholesale	148.3	147.1	(0.8)	14.2	13.5	(4.9)	162.5	160.6	(1.2)
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,016.9	1,035.1	1.8	736.9	757.1	2.7	1,753.8	1,792.2	2.2

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q11	2Q12%		2Q11	2Q12%		2Q11	2Q12%
Metropolitan	285.0	290.2	1.8	242.4	247.6	2.1	527.4	537.8	2.0
Regional (2)	147.1	147.3	0.1	119.0	120.6	1.3	266.1	267.9	0.7
Total retail	432.1	437.5	1.2	361.4	368.2	1.9	793.5	805.7	1.5
Wholesale	74.2	73.8	(0.5)	6.7	7.2	7.5	80.9	81.0	0.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	506.4	511.4	1.0	368.1	375.4	2.0	874.5	886.8	1.4
	1H11	1H12%		1H11	1H12%		1H11	1H12%
Metropolitan	570.3	583.4	2.3	483.7	495.9	2.5	1,054.0	1,079.3	2.4
Regional (2)	298.1	304.4	2.1	239.0	247.7	3.6	537.1	552.1	2.8
Total retail	868.4	887.8	2.2	722.7	743.6	2.9	1,591.1	1,631.4	2.5
Wholesale	148.3	147.1	(0.8)	14.2	13.5	(4.9)	162.5	160.6	(1.2)
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	1,016.9	1,035.1	1.8	736.9	757.1	2.7	1,753.8	1,792.2	2.2

   (1) Unaudited

   (2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 2Q12, costs of products and services, administrative, selling and construction expenses grew 6.5% (R$ 113.0 million). As a percentage of net revenue, cost and expenses moved from 74.3% in 2Q11 to 74.8% in 2Q12.

								R$ million
	2Q11	2Q12	Chg. (R$)%		1H11	1H12	Chg. (R$)%
Payroll and benefits	412.1	443.6	31.5	7.6	968.6	849.9	(118.7)	(12.3)
Supplies	34.6	43.2	8.6	24.9	71.7	83.7	12.0	16.7
Treatment supplies	36.0	51.4	15.4	42.8	81.6	96.0	14.4	17.6
Services	232.6	252.6	20.0	8.6	464.1	517.5	53.4	11.5
Electric power	151.3	147.6	(3.7)	(2.4)	292.6	298.0	5.4	1.8
General expenses	157.0	123.7	(33.3)	(21.2)	284.4	291.5	7.1	2.5
Tax expenses	10.2	11.1	0.9	8.8	37.6	46.1	8.5	22.6
Sub-total	1,033.8	1,073.2	39.4	3.8	2,200.6	2,182.7	(17.9)	(0.8)
Depreciation and amortization	176.2	177.0	0.8	0.5	404.3	363.5	(40.8)	(10.1)
Credit write-offs	43.0	36.6	(6.4)	(14.9)	76.1	75.4	(0.7)	(0.9)
Sub-total	219.2	213.6	(5.6)	(2.6)	480.4	438.9	(41.5)	(8.6)
Construction costs	486.3	565.5	79.2	16.3	925.7	1,104.9	179.2	19.4
Costs, administrative, selling and construction expenses	1,739.3	1,852.3	113.0	6.5	3,606.7	3,726.5	119.8	3.3
% over net revenue	74.3	74.8			77.8	73.8

5.1. Payroll and benefits

In 2Q12 payroll and benefits grew R$ 31.5 million or 7.6%, from R$ 412.1 million to R$ 443.6 million, due to the following:

•         8% increase in wages since May 2011 and of 6.17% since May 2012, with an impact of approximately R$ 21.0 million; and

•         Increase of R$ 11.4 million referring to actuarial liability of the G0 Plan.

5.2. Supplies

In 2Q12, expenses with supplies increased by R$ 8.6 million or 24.9%, when compared to the same period of the previous year, from R$ 34.6 million to R$ 43.2 million, mostly due to: (i) reincorporation to the stockroom of surplus material used in the maintenance of water and sewage connections and networks totaling R$ 3.6 million in 2Q11; and (ii) water and sewage systems preventive and correction maintenance, in the amount of R$ 2.2 million. Excluding the reincorporation to the stockroom of surplus material the variation would drop from 24.9% to 13.1%.

5.3. Treatment supplies

Treatment supplies expenses in 2Q12 were R$ 15.4 million or 42.8% higher than in 2Q11, from R$ 36.0 million to R$ 51.4 million. The main factors for this variation were:

•         Increase of R$ 7.4 million, due to the higher consumption of activated carbon, due to the reservoir  and climate conditions, as well as by the proliferation of algae in dams that serve the Guarapiranga and Cantareira production systems;

•         Increase of R$ 3.3 million, due to the greater consumption of lime for the treatment of sludge and a price increase of approximately 23.8%;

•         Increase of R$ 2.9 million from the greater consumption of hydrogen peroxide at the sewage pumping stations of the Baixada Santista Region due to the proliferation of algae, startup of the Guarujá sewage pumping station and a price increase of approximately 12.0%; and

•         Increase of R$ 1.6 million due to the higher consumption of iron chloride, which replaces iron sulfate, due to the weather conditions.

5.4. Services

In 2Q12 this item increased R$ 20.0 million or 8.6%, from R$ 232.6 million to R$ 252.6 million. The main factors were:

•         Increase of R$ 11.9 million related to joint social and environmental initiatives established in the agreement entered into with the municipal government of São Paulo;

•         Increase of R$ 6.4 million related to the fleet renewal program, though leasing;

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 5.7 million due to the start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s; and

•         Paving services and replacement of sidewalks in the amount of R$ 5.0 million, due to the intensification of the actions against water losses.

The increases mentioned above were offset by a R$ 4.2 million decrease resulting from a lower achievement at the implementation of the Corporate Program for Water Loss Reduction (PURA) in municipal schools.

5.5. Electric power

In 2Q12, this item decreased R$ 3.7 million, or 2.4%, from R$ 151.3 million to R$ 147.6 million, due to a 15% discount granted, since September 2011, at the Use of Distribution System Tariff (TUSD), in the operation directly related to sanitation.

5.6. General expenses

In 2Q12 general expenses decreased R$ 33.3 million or 21.2%, from R$ 157.0 million to R$ 123.7 million, due to:

•         Decrease in provision for legal contingencies, amounting to R$ 50.2 million;

•         Increase of R$ 5.8 million in the provision for payment of the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo; and

•         Increase of R$ 2.1 million, due to the beginning of billing for the use of water from the Baixada Santista water basin in February 2012.

5.7. Credit write-offs

In 2Q12 credit write-offs decreased R$ 6.4 million or 14.9%, from R$ 43.0 million to R$ 36.6 million, mainly due to lower provisions of debits related to public entities.

6. Other operating revenues and expenses

Other operating revenues (net of expenses) decreased R$ 29.8 million, from R$ 46.9 million to R$ 17.1 million in 2Q12, due to the recognition of the funds received from the agreement of Alienation of Exclusivity Rights for deposits of Sabesp’s employees' payments from March 2007 and June 2011 with Nossa Caixa and Banco do Brasil, in the amount of R$ 36.3 million.

7. Financial revenues and expenses

				R$ million
	2Q11	2Q12	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	75.8	70.0	(5.8)	(7.7)
Interest and charges on international loans and financing	17.9	25.7	7.8	43.6
Interest rate over lawsuit	17.9	5.1	(12.8)	(71.5)
Other financial expenses	13.9	9.0	(4.9)	(35.3)
Total financial expenses	125.5	109.8	(15.7)	(12.5)
Financial revenues	99.3	61.6	(37.7)	(38.0)
Financial expenses net of revenues	26.2	48.2	22.0	84.0

7.1. Financial expenses

In 2Q12 financial expenses dropped R$ 15.7 million, or 12.5%. The main factors that influenced this result were:

•         Lower interest related to lawsuits against suppliers, in the amount of R$ 12.8 million;

•         Decrease in interest by R$ 5.8 million on domestic loans and financing, mainly due to the amortization of the 8th and 9th debenture in June and October 2011, respectively; and

•         Increase of R$ 7.8 million in interest from international loans and financing, due to the exchange rate variation.

7.2. Financial revenues

Financial revenues decreased by R$ 37.7 million, due to the gradual reduction of the market interest rates obtained in financial investments and higher cash position.

8. Monetary variation on assets and liabilities

				R$ million
	2Q11	2Q12	Var.	%
Monetary variation on loans and financing	15.1	8.9	(6.2)	(41.1)
Currency exchange variation on loans and financing	(74.3)	281.7	356.0	(479.1)
Other monetary/exchange rate variations	7.7	2.1	(5.6)	(72.7)
Variation on Liabilities	(51.5)	292.7	344.2	(668.3)
Variation on assets	20.3	9.5	(10.8)	(53.2)
Net Variation	(71.8)	283.2	355.0	(494.4)

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2Q12 was R$ 344.2 million higher than in 2Q11, specially the exchange rate variation on international loans and financing, in the amount of R$ 356.0 million, due to the 10.9% appreciation of the US Dollar and of 14.6% appreciation of the yen in 2Q12 versus a 4.2% depreciation of the US Dollar and 1.12% depreciation of the yen in 2Q11.

Monetary variation on domestic loans and financing decreased by R$ 6.2 million, mainly due to the R$ 3.1 million decrease from the amortizations of the 8th and 9th debenture issues in June and October 2011 and the R$ 3.1 million decrease due to the lower variation of the TR interest rate in 2Q12 of 0.07%, compared with 0.31% in 2Q11.

8.2. Monetary variation on assets

Monetary variation on assets dropped R$ 10.8 million, due to:

•         Monetary restatement of judicial deposits in the amount of R$ 4.8 million in 2Q11; and

•         R$ 7.6 million received in 2Q11 from the Sale of Exclusivity Rights for deposits of Sabesp’s employees' payments, which did not recur in 2Q12.

9. Operating indicators

The level of the water loss ratio is stable at 26%.  With the beginning of the hiring financed by JICA, scheduled for mid-2013, a more substantial decline in this indicator is expected.

Operating indicators*	2Q11	2Q12%
Water connections (1)	7,386	7,576	2.6
Sewage connections (1)	5,814	6,017	3.5
Population directly served - water (2)	23.8	24.1	1.3
Population directly served - sewage (2)	20.2	20.7	2.5
Number of employees	15,397	14,496	(5.9)
Water volume produced (3)	1,500	1,531	2.1
Water losses (%)	26.0%	25.9%	(0.4)

(1) In thousand units
(2) In million inhabitants. Not including wholesale
(3) In millions of cubic meters.
* Unaudited

10. Loans and financing

In July, the Company contracted 22 credit operations with Caixa Econômica Federal (CEF), totaling R$ 160 million, which will be allocated to water supply and sewage works and services in municipalities with a population of less than 50,000. The funds came from the FGTS – Sanitation for All Program and were obtained through a selection process by the Ministry of Cities. The financial charges are: interest rate of 6.00% p.a., risk rate of 0.30% p.a., and management fee of 1.40% p.a., TR – Reference Rate index. The grace period is up to 4 years and the amortization period is 20 years.

								R$ million
INSTITUTION	2012	2013	2014	2015	2016	2017	2018 and onwards	Total
Local market
Banco do Brasil	178.5	380.5	100.3	-	-	-	-	659.3
Caixa Econômica Federal	57.4	114.5	75.9	54.0	53.3	55.7	608.5	1,019.3
Debentures	-	471.5	270.1	360.4	94.8	96.8	491.1	1,784.7
Debentures BNDES	2.0	36.2	56.2	71.4	71.4	71.4	261.7	570.3
Debentures FI FGTS	-	-	22.7	45.5	45.5	45.5	340.5	499.7
BNDES	38.3	46.6	43.5	43.5	43.5	43.5	215.7	474.6
Others	0.7	0.7	0.4	0.6	0.6	0.7	104.2	107.9
Interest and charges	68.3	13.2	-	-	-	-	-	81.5
Local market total	345.2	1,063.2	569.1	575.4	309.1	313.6	2,021.7	5,197.3
International market
BID	38.6	77.1	77.1	77.1	77.1	82.0	352.0	781.0
BIRD	-	-	-	-	-	-	26.9	26.9
Eurobonds	-	-	-	-	282.5	-	699.9	982.4
JICA	27.7	55.4	55.4	55.4	55.5	55.8	668.9	974.1
BID 1983AB	-	48.4	48.5	48.4	48.4	48.4	163.9	406.0
Interest and charges	18.8	-	-	-	-	-	-	18.8
International market total	85.1	180.9	181.0	180.9	463.5	186.2	1,911.6	3,189.2
Total	430.3	1,244.1	750.1	756.3	772.6	499.8	3,933.3	8,386.5

11. Events

Conference Call in Portuguese

August 14, 2012

10:00 am (US EST) / 11:00 am (Brasilia)

Dial in access: 55 (11) 3127-4971

Conference ID: Sabesp

Replay available until 08/20/2012

Dial in access: 55 (11) 3127-4999

Replay ID: 52440858

Conference Call in English

August 14, 2012

1:00 pm (US EST) / 2:00 pm (Brasilia)

Dial in access: 1 (412) 317-6776

Conference ID: Sabesp

Replay available until 08/24/2012

Dial in access: 1(412) 317-0088

Replay ID: 10016614

Click here for live webcast and Access through the Internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2Q12	2Q11	2Q12	2Q11
Gross Revenue from Sales and Services	2,626,406	2,483,943	2,629,793	2,485,814
Water Supply - Retail	1,049,444	1,027,158	1,050,371	1,028,400
Water Supply - Wholesale	49,919	39,033	49,919	39,033
Sewage Collection and Treatment	901,397	872,200	901,397	872,698
Sewage Collection and Treatment - Wholesale	6,286	4,499	6,286	4,499
Construction Revenue - Water	249,752	243,189	250,110	243,237
Construction Revenue - Sewage	328,126	255,349	329,383	255,398
Other Services	41,482	42,515	42,327	42,549

Taxes on Sales and Services - COFINS and PASEP	(151,357)	(144,160)	(151,508)	(144,248)

Net Revenue from Sales and Services	2,475,049	2,339,783	2,478,285	2,341,566

Costs of Sales and Services	(1,567,770)	(1,437,714)	(1,569,866)	(1,439,146)

Gross Profit	907,279	902,069	908,419	902,420

Operating Expenses
Selling	(168,512)	(155,317)	(168,592)	(155,392)
Administrative	(116,040)	(146,219)	(118,312)	(147,561)
Other operating revenue (expenses), net	18,397	48,199	18,434	48,227

Operating Income Before Shareholdings	641,124	648,732	639,949	647,694
Equity Result	(1,297)	(1,286)	-	-

Earnings Before Financial Results, net	639,827	647,446	639,949	647,694
Financial, net	(49,890)	(18,660)	(50,558)	(18,775)
Exchange gain (loss), net	(281,485)	64,211	(281,497)	64,213

Earnings before Income Tax and Social Contribution	308,452	692,997	307,894	693,132

Income Tax and Social Contribution

Current	24,541	(197,704)	23,539	(197,832)
Deferred	(40,181)	(15,646)	(38,621)	(15,653)

Net Income (loss) for the period	292,812	479,647	292,812	479,647

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	1.29	2.11	1.29	2.11

Depreciation and Amortization	(177,015)	(176,228)	(177,013)	(176,239)
EBITDA	798,445	775,475	798,528	775,706
% over net revenue	32.3%	33.1%	32.2%	33.1%

Balance sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Current
Cash and Cash Equivalents	1,743,447	2,142,079	1,752,485	2,149,989
Accounts Receivable from Clients	931,472	1,072,015	932,329	1,072,659
Related Party Balance	174,101	185,333	174,101	185,333
Inventory	33,368	44,576	33,409	44,611
Restricted cash	90,847	99,729	90,847	99,729
Recoverable Taxes	86,047	117,893	86,355	118,116
Other Receivables	88,095	43,069	76,232	55,396
Total Current Assets	3,147,377	3,704,694	3,145,758	3,725,833

Non-Current
Long Term Assets:
Accounts Receivable from Clients	315,623	333,713	315,623	333,713
Related Party Balance	154,345	170,288	154,345	170,288
Indemnities Receivable	60,295	60,295	60,295	60,295
Judicial Deposits	50,016	54,178	50,016	54,178
Deferred income tax and social contribution	138,465	177,926	142,162	179,463
National Water Agencie - ANA	104,779	100,551	104,779	100,551
Other Receivables	36,879	35,034	38,787	39,933
	860,402	931,985	866,007	938,421

Investments	23,993	21,986	-	-
Investment properties	54,046	52,585	54,046	52,585
Intangible Assets	20,865,998	20,125,721	20,885,415	20,141,677
Permanent Assets	198,005	181,585	393,709	356,468
	21,142,042	20,381,877	21,333,170	20,550,730
Total Non-Current Assets	22,002,444	21,313,862	22,199,177	21,489,151

Total Assets	25,149,821	25,018,556	25,344,935	25,214,984

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Current
Contractors and Suppliers	193,370	244,658	195,275	255,557
Current portion of
long term loans	1,323,611	1,629,184	1,325,346	1,630,010
Salaries and Payroll Charges	282,617	243,502	283,272	243,876
Other taxes and contributions payable	121,129	180,794	121,248	181,122
Interest on Own Capital Payable	142	247,486	142	247,486
Provisions	691,117	764,070	691,117	764,070
Services payable	375,497	383,116	375,497	383,116
Other payables	391,588	263,336	400,349	263,431
Total Current Liabilities	3,379,071	3,956,146	3,392,246	3,968,668

Non-Current
Loans and Financing	7,062,855	6,794,148	7,244,394	6,966,285
Other taxes and contributions payable	-	18,363	-	18,363
Deferred Cofins/Pasep taxes	115,513	114,106	117,026	114,957
Provisions	726,657	807,759	726,662	807,759
Pension Plan Obligations	2,094,324	2,050,697	2,094,324	2,050,697
Other Payables	728,924	731,441	727,806	742,359
Total Non Current Liabilities	10,728,273	10,516,514	10,910,212	10,700,420

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	4,714,534	4,217,953	4,714,534	4,217,953
Total Shareholders' Equity	11,042,477	10,545,896	11,042,477	10,545,896

Total Liabilities and Shareholders' Equity	25,149,821	25,018,556	25,344,935	25,214,984

Cash flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Jun/12	Jan-Jun/11	Jan-Jun/12	Jan-Jun/11

Cash flow from operating activities
Earnings before income tax and social contribution	1,063,640	1,071,724	1,061,370	1,071,822
Depreciation and Amortization	363,511	404,324	363,588	404,339
Losses from the sale of fixed and intangible assets	2,056	4,379	2,056	4,379
Provisions for bad debt	183,738	177,892	183,738	177,892
Provisions	(6)	116,014	(6)	116,014
Interest calculated over loans and financing payable	204,957	237,592	212,969	237,853
Monetary and exchange variation over loans and financing	139,890	(108,511)	139,890	(108,511)
Variation on liabilities and interest	863	1,549	863	1,556
Variation on assets and interest	(5,182)	(14,319)	(5,182)	(14,319)
Fair value margin on intangible assets from	(23,863)	(22,982)	(24,603)	(22,982)
Provision for the conduct adjustment agreement (TAC)	20,315	21,949	20,315	21,949
Equity result	3,057	2,252	-	-
São Paulo municipal goverment transfers	(2,638)	(835)	(2,638)	(835)
Provision for Sabesprev Mais	(5,147)	(5,655)	(5,147)	(5,655)
Other write-offs	3,669	4,630	3,669	4,630
Pension plan obligations	48,649	215,639	48,649	215,639
Adjusted net income (generated by operating activities)	1,997,509	2,105,642	1,999,531	2,103,771

Variation on Assets and Liabilities	(202,619)	(145,712)	(187,257)	(146,151)
(Increase) decrease in assets:
Accounts receivable from clients	(23,355)	(104,549)	(23,568)	(104,875)
Balances and transactions with related parties	28,946	15,996	28,946	15,996
Inventories	10,443	(755)	10,437	(767)
Recoverable Taxes	(20,715)	(56,558)	(20,942)	(56,801)
Judicial deposits	(36,306)	5,525	(36,306)	5,525
Other accounts receivable	(54,003)	2,512	(28,576)	1,671
Increase (decrease) in liabilities:
Contractors and suppliers	(71,735)	23,048	(80,729)	23,622
Payment for services	(7,619)	(16,372)	(7,619)	(16,372)
Salaries and payroll charges	18,800	5,007	19,081	5,296
Other taxes and contributions payable	(78,891)	(20,158)	(79,100)	(20,049)
Taxes on revenues	1,407	1,142	2,321	1,142
Pension plan obligations	(5,022)	(5,972)	(5,022)	(5,972)
Other accounts payable	147,351	71,616	145,735	71,627
Contingencies	(111,920)	(66,194)	(111,915)	(66,194)

Others	(505,560)	(642,740)	(505,998)	(642,740)
Interest paid	(320,951)	(374,631)	(321,389)	(374,631)
Income tax and contribution paid	(184,609)	(268,109)	(184,609)	(268,109)

Net cash generated from operating activities	1,289,330	1,317,190	1,306,276	1,314,880

Cash flow from investing activities:
Restricted cash	8,882	189,787	8,882	189,787
Increase in investment	(5,064)	(10,556)	-	-
Acquisition of property, plant and equipment	(9,198)	(6,065)	(30,042)	(41,156)
Acquisition of intangible assets	(858,859)	(798,483)	(861,634)	(803,850)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(864,239)	(625,317)	(882,794)	(655,219)

Cash flow from financing activities
Funding	888,842	1,305,953	895,711	1,340,878
Amortizations	(1,174,793)	(1,389,954)	(1,178,925)	(1,392,256)
Payment of interest on own capital	(537,772)	(422,923)	(537,772)	(422,923)
Net cash generated (invested) at financing activities	(823,723)	(506,924)	(820,986)	(474,301)

Increase (decrease) in cash and equivalents	(398,632)	184,949	(397,504)	185,360
Cash and cash equivalents at the beginning of the period	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at the end of the period	1,743,447	2,172,953	1,752,485	2,174,539
Changes in Cash and Cash Equivalents	(398,632)	184,949	(397,504)	185,360

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 30, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.